AB
3/13

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13014103

SEC
Mail Processing
Section

MAR 5 - 2013

Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-12 AND ENDING 12.31.12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 SW 57 Court Suite 420
(No. and Street)

S. Miami FL 33143
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Leon & Company, P.A.
(Name – *if individual, state last, first, middle name*)

510 NW 159th Lane Pembroke Pines F 33028
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Juan C. Suarez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICD Securities, Inc., as of 2-26-, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIBEL SANCHEZ
MY COMMISSION # EE154501
EXPIRES December 19, 2015
(407) 398-0153 FloridaNotaryService.com

[signature]
Signature

Principal
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2012

TABLE OF CONTENTS

De Leon & Company, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders
ICD Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of ICD Securities, Inc. (the Company – an S Corporation) as of December 31, 2012 and the related statements of income, change in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICD Securities, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

De Leon & Company, P.A.

Pembroke Pines, Florida
February 26, 2013

ICD SECURITIES, INC.

BALANCE SHEET
DECEMBER 31, 2012

ASSETS

Cash	$ 25,373
Accounts receivable from clearing broker/dealer	127,539
Other receivables	10,034
Prepaid expenses	5,250
Clearing broker/dealer deposit	15,000
Total Assets	$ 183,196

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 15,298
Referral fees payable	47,505
Accrued expenses	27,315
Due to related parties	4,000
Total Liabilities	$ 94,118
Stockholders' equity	
Common stock, $0.10 par value, 1,000 shares authorized, issued and outstanding	100
Additional Paid-in capital	71,900
Retained earnings	17,078
Total Stockholders' Equity	89,078
Total Liabilities and Stockholders' Equity	$ 183,196

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues	
Commission and fees	$ 1,520,509
Interest and other	2,667
Total revenues	1,523,176
Expenses	
Administrative fees	$ 70,000
Clearing and underwriting fees	111.197
Commissions	339,140
Dues and subscriptions	94,060
Insurance	3,829
FINRA fees	10,290
Office expenses	21,573
Other general and administrative expenses	3,307
Professional fees	43,243
Referral fees	420,827
Rent	60,752
Salaries and related costs	235,895
Total expenses	1,414,113
Net income	$ 109,063

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Shares		Additional Paid in Capital	Retained Earnings	Total
	Number	Amount			
Balances, December 31, 2011	1,000	$ 100	$ 71,900	$ 23,015	$ 95,015
Net Income				109,063	109,063
Distributions				(115,000)	(115,000)
Balances, December 31, 2012	1,000	$ 100	$ 71,900	$ 17,078	$ 89,078

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities	
Net income	$ 109.063
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable from clearing broker/dealer	61,276
Other receivables	(6,369)
Prepaid expenses	(6,100)
Commissions payable	(21,250)
Referral fees payable	9,177
Accrued expenses	(17,093)
Net cash provided by operating activities	$ 128,704
Cash flows from financing activities	
Advances from related parties	$ 10,000
Distributions	(115,000)
Net cash used in financing activities	$ (105,000)
Net increase in cash	23,704
Cash, beginning of year	1,669
Cash, end of year	$ 25,373

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 – Nature of Organization and Summary of Significant Accounting Policies

Nature of Organization – ICD Securities, Inc. (the "Company") was incorporated in November 2004 pursuant t the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of fixed income securities, such as Federal Deposit Insurance Corporation insured certificates of deposit, government securities, Federal National Mortgage Association Securities, and Federal Home Loan Mortgage Corporation Securities.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

The following is a summary of the Company's significant accounting policies:

Cash Equivalents – For the purposes of reporting the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable from Clearing Broker/Dealer – Accounts receivable is based on fees collected by the clearing broker/dealer on customer transactions initiated by the Company. The Company records an allowance for uncollectible accounts based upon periodic reviews and analyses of outstanding accounts receivable balances. Normal accounts receivable are due 5 days after the end of the months in which they are collected by the clearing broker/dealer. Accounts receivables due more than 5 days are considered delinquent. Accounts receivable are charged to expense when they are deemed to be uncollectible. Recoveries of bad debts previously written-off are recognized as income in the period in which the recoveries are made. Management made an analysis of its accounts receivable, and determined that an allowance for doubtful accounts was not necessary as of December 31, 2012.

Income Taxes – The Company, with the consent of its shareholders, has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholders of an "S" corporation are taxed on their proportionate shares of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal income taxes. The Company's income tax returns for years 2008-2012 remain subject to examination by various taxing authorities.

Revenues – Commission and fee revenue are recognized as the related security transactions occur. Security transactions are recorded on a trade-date basis.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 – Nature of Organization and Summary of Significant Accounting Policies (Continued)

Expenses – Clearing and underwriting fees, commissions, and referral fees are accrued on a trade-date basis as the security transactions to which they relate occur.

Fair Value Measurement – The carrying amounts of assets and liabilities approximates fair value because of the short term nature of these instruments.

Clearing Broker/Dealer Deposit – Deposits with clearing organizations consist of cash which has been placed with the Company's clearing broker/dealer in the normal course of business.

Note 2 – Related Party Transactions

Accrued Expenses – Accrued expenses includes rent of $4,000 due to entities related to the Company by common ownership. The Company pays rent for office space under the terms of a month-to-month lease at a monthly amount agreed to by the parties. Total rent charged to expense for the year under the terms of the lease was $60,752.

The Company pays for general and administrative services and the use of property and equipment at a monthly amount agreed to by the parties. Total administrative fees charged to expense for the year was $70,000.

The Company also pays commissions to a related party at a monthly amount agreed to by the parties. Total commission fees charged to expense for the year was $33,466.

Referral Fees Payable – Referral fees payable include $37,140 due to entities related by common ownership. Total referral fees charged to expense for the year to related parties was $179,106.

Note 3 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 4 – Common Stock

Common stock is comprised of fully participating shares. Holders of common stock are entitled to one vote per share.

Note 5 –Regulatory Requirements

Net Capital Requirement – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and that the ration of "aggregate indebtedness" to "net capital", as defined, shall not exceed 15 to 1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirements requires otherwise. The Company is also required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness", as defined. At December 31, 2012, the Company had excess net capital of $79,045. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 1.19 to 1.

Reserve Requirement – The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 (reserve requirement for brokers and dealers) in that Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through a clearing broker-dealer.

Note 6 – Litigation

From time to time, the Company may be involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation. As of Dec ember 31, 2012, the Company is not involved in any legal proceedings and is not aware of any pending or potential claims.

De Leon & Company, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
ICD Securities, Inc.
Miami, Florida

We have audited the accompanying financial statements of ICD Securities, Inc. as of and for the year ended December 31,2012, and have issued our report thereon dated February 26, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements3taken as a whole. The accompanying information on Schedules 1a, 1b and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information hai been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole,

De Leon & Company, P.A.

Pembroke Pines, Florida
February 26, 2013

ICD SECURITIES, INC.

SCHEDULE 1a-COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
DECEMBER 31, 2012

Net Capital	
Total stockholders' equity	$ 89,079
Default stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	89,079
Deductions and/or changes:	
Non-allowable assets:	
Other receivable	(10,034)
Net capital	$ 79,045
Aggregate Indebtedness	
Items included in the balance sheet:	
Accounts payable and accrued expenses	$ 94,118
Total aggregate indebtedness	$ 94,118
Computation of Basic Net Capital Requirement	
A – Minimum net capital required 6 2/3% of aggregate indebtedness	$ 6,274
B – Minimum dollar net capital requirement	$ 5,000
Net capital required (higher of A or B above)	$ 69,465
Excess Net Capital	$ 72,771
Excess Net Capital at 1,000 percent	
$ 69,465	
Ratio: Aggregate Indebtedness to Net Capital	1.19 to 1

ICD SECURITIES, INC.

SCHEDULE 1b-RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2012

Net capital, as reported on Part II of the Focus Report (unaudited)	$ 79,045
Adjustments	
Commissions payable	0
Total adjustments	0
Net Capital Reported on Schedule 1a – Computation of Net Capital	$ 79,045

ICD SECURITIES, INC.

SCHEDULE 2- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORAMTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-1
DECEMBER 31, 2012

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

4:33 PM
02/27/13
Accrual Basis

ICD Securities Inc.
Register QuickReport
February 2013

Type	Date	Num	Memo	Account	Clr	Split	Amount
Goldman Sachs							
Deposit	2/6/2013		38143A5J0	House - Receivable		Comm. Income	~~500.00~~
Deposit	2/6/2013		38143A5J0	House - Receivable		Comm. Income	500.00
Deposit	2/6/2013		38143A6F7	House - Receivable		Comm. Income	950.00
Deposit	2/13/2013		38143A6B6	House - Receivable		Comm. Income	34.00
Total Goldman Sachs							1,984.00
HSBC Bank USA NA							
Deposit	2/5/2013		40431G5X3	House - Receivable		Comm. Income	3,486.00
Total HSBC Bank USA NA							3,486.00
JM Morgan Chase							
Deposit	2/13/2013		48124JSR0	House - Receivable		Comm. Income	500.00
Total JM Morgan Chase							500.00
JP Morgan Chase Bank							
Deposit	2/8/2013		48124JSY5	House - Receivable		Comm. Income	622.50
Deposit	2/11/2013		48124JQH4	House - Receivable		Comm. Income	2,150.00
Deposit	2/13/2013		48124JSU3	House - Receivable		Comm. Income	1,400.00
Deposit	2/19/2013		48124JSY5	House - Receivable		Comm. Income	1,000.00
Deposit	2/19/2013		48124JSYS	House - Receivable		Comm. Income	350.00
Total JP Morgan Chase Bank							5,522.50
KeyBank NA							
Deposit	2/13/2013		49306SRC2	House - Receivable		Comm. Income	311.25
Deposit	2/28/2013		49306SRF5	House - Receivable		Comm. Income	264.00
Total KeyBank NA							575.25
Lakeside Bank							
Deposit	2/5/2013		581210SHM2	House - Receivable		Comm. Income	1,867.50
Total Lakeside Bank							1,867.50
Main Street Bank							
Deposit	2/20/2013		56034WAG6	House - Receivable		Comm. Income	5,580.00
Deposit	2/20/2013		56034WAG6	House - Receivable		Comm. Income	622.50
Total Main Street Bank							6,202.50
Oriental Bank & Trust							
Deposit	2/6/2013		686184SS2	House - Receivable		Comm. Income	337.50
Deposit	2/6/2013		686184SS2	House - Receivable		Comm. Income	300.00
Deposit	2/6/2013		686184SS2	House - Receivable		Comm. Income	150.00
Deposit	2/22/2013		686184SU7	House - Receivable		Comm. Income	498.00
Total Oriental Bank & Trust							1,285.50
Pacific Continental Bank							
Deposit	2/8/2013		69413CDH9	House - Receivable		Comm. Income	2,490.00
Total Pacific Continental Bank							2,490.00
Safra NB of NY							
Deposit	2/6/2013		78658ACG1	House - Receivable		Comm. Income	1,533.84
Total Safra NB of NY							1,533.84
Sterne Agee Leach							
Deposit	2/1/2013		Deposit	House - Receivable		BankofAmeric...	-109,721.98
Total Sterne Agee Leach							-109,721.98
Stockmans Bank							
Deposit	2/4/2013		86128QBQ0	House - Receivable		Comm. Income	1,762.50
Total Stockmans Bank							1,762.50
Tennessee Commerce Bank							
Deposit	2/15/2013		88054RBK5	House - Receivable		Comm. Income	11,013.20
Total Tennessee Commerce Bank							11,013.20
The First National Bank - Fox							
Deposit	2/8/2013		323243AL9	House - Receivable		Comm. Income	124.50
Total The First National Bank - Fox							124.50

ICD Securities Inc.
Register QuickReport
February 2013

Type	Date	Num	Memo	Account	Clr	Split	Amount
Triad Bank							
Deposit	2/14/2013		89579NAZ6	House - Receivable		Comm. Income	37.35
Total Triad Bank							37.35
United Community Bank							
Deposit	2/15/2013		90984P4K8	House - Receivable		Comm. Income	2,490.00
Total United Community Bank							2,490.00
Vision Bank							
Deposit	2/27/2013		92834CBG6	House - Receivable		Comm. Income	3,900.00
Total Vision Bank							3,900.00
TOTAL							**-13,209.49**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 26, 2013.

> The relatively small size of the Company and limited number of employees imposes practical limitations on the effectiveness of its internal control structure and procedures that depend on the segregation of duties. Since this condition is inherent due to the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31,2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the management of the Company, the SEC, other regulatory agencies that rely on Rule 17a-S(g) under the Securities Exchange Act o11934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

De Leon & Company, P.A.

Pembroke Pines, Florida
February 26, 2013

De Leon & Company, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

The CPA. Never Underestimate The Value.®

Independent Accountants' Report on Applying Agreed-Upon Procedures Required by Securities and Exchange Commission Rule 17a-5(e)(4)

To the Board of Directors
ICD Securities, Inc.
Miami, FL 33143

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by ICD Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and designated examining authority, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement wasconducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31,2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 , noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reconciling adjusted amounts to the Company's trial balance, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by recalculating adjustments, where applicable, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

De Leon & Company, P.A.

Pembroke Pines, Florida
February 26, 2013

Independent Auditors' Report

Independent Auditors' Report on Internal Control Required By
Securities and Exchange Commission Rule 17a-5(gx1)for a Broker-Dealer
Claiming Exemption from Securities and Exchange Commission Rule 15c3-3

To the Management and Board of Directors
ICD Securities, Inc.

In planning and performing our audit of the financial statements of ICD Securities, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11)and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

De Leon & Company, P.A.